Oppenheimer

          Management Corporation
[logo]

                                    November 30, 1986

The Board of Trustees
Oppenheimer Retirement Funds
Two Broadway

New York, NY  10004

To the Board of Trustees:

      Oppenheimer Management Corporation ("OMC") hereby purchases 100 shares of Asset Allocation Fund, a series of Oppenheimer Retirement Fund, for an aggregate purchase price of $1,000:

      In connection with such purchase, OMC represents that such purchase is made for investment purposes by OMC without any present intention of redeeming or selling such shares.

                                    Very truly yours,

                        OPPENHEIMER MANAGEMENT CORPORATION

                        BY:   /s/ Robert G. Galli

                         -------------------------
                              Robert G. Galli

                              Executive Vice President

               Two Broadway, New York, NY 10004 - 212/668-5000

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1 No commission will be paid on sales of Class A shares purchased with the redemption proceeds of shares of another mutual fund offered as an investment option in a retirement plan in which Oppenheimer funds are also offered as investment options under a special arrangement with the Distributor, if the purchase occurs more than 30 days after the Oppenheimer funds are added as an investment option under that plan.
2 Ms. Macaskill is not a Director of Oppenheimer Money Market Fund, Inc.
3. In accordance with Rule 12b-1 of the Investment Company Act, the term "Independent Trustees" in this Statement of Additional Information refers to those Trustees who are not "interested persons" of the Fund and who do not have any direct or indirect financial interest in the operation of the distribution plan or any agreement under the plan.